Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Canadian National Railway Company

We consent to the use of our audit report dated January 24, 2006, on the consolidated balance sheets of the Canadian National Railway Company (the “Company”) as at December 31, 2005 and 2004 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, incorporated by reference, through the 6-K filing on March 21, 2006, in this Annual Report on Form 40-F.

/s/ KPMG LLP
Montreal, Canada
March 21, 2006